UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: April 2016

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

1 Hashalom Road

Tel-Aviv, Israel 67892

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F         ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On April 20, 2016, Gazit-Globe Ltd. (“Gazit” or the “Company”) held an extraordinary general meeting of shareholders (the “Meeting”). The two proposals submitted to Gazit’s shareholders at the Meeting, consisting of the following, were duly approved by the requisite majorities under the Israeli Companies Law, 5759-1999:

1. The amendment of the Company’s articles of association to remove the staggered board structure.

2. The re-election of Mr. Ronnie Bar-On as an external director of the Company for a three-year term, and approval of his compensation for his service on the advisory board of Gazit’s wholly-owned Brazilian subsidiary.

A description of each of the above proposals was set forth at greater length in the notice and proxy statement with respect to the Meeting, as amended. The initial proxy statement was annexed as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) that was furnished to the Securities and Exchange Commission (the “SEC”) on March 10, 2016 (the second report on Form 6-K furnished by the Company that day). An amendment to the content of Proposal 2 in the proxy statement was described in a Form 6-K that was furnished to the SEC on April 14, 2016.

The foregoing descriptions, as so amended, are incorporated by reference herein.

A complete copy (an English translation of the Hebrew original) of the Company’s Articles of Association, as amended based on the approval of Proposal 1 at the Meeting, is annexed to this Form 6-K as Exhibit 99.1.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: April 20, 2016	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Senior Executive Vice President and Chief Financial Officer

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Exhibit Index

Exhibit No.	Exhibit Description
99.1	Articles of Association of Gazit-Globe Ltd., as amended, as of April 20, 2016 (English translation of Hebrew original)

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